Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

June 5, 2024

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stacie Gorman
Ruairi Regan
Division of Corporation Finance
Office of Real Estate & Construction

M3-Brigade Acquisition V Corp.
Draft Registration Statement on Form S-1
Filed on April 19, 2024
CIK No. 0002016072

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition V Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company (the “Draft Registration Statement”), marked to indicate changes from the Draft Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2024.

The Draft Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated May 16, 2024. For your convenience, references in the responses to the page numbers are to the marked version of the Draft Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Risk Factors

If we are deemed to be an investment company under the Investment Company Act, page 54

1.	We note your disclosure regarding the consequences to you if you were deemed to be an investment company under the Investment Company Act. Please expand this disclosure to clarify that your warrants would expire worthless if you have to wind down your operations as a result of this status. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised the risk factor accordingly. Please see page 57.

We do not have a specified maximum redemption threshold, page 64

2.	Please address the risks that you may become subject to the penny stock rules in the event that you redeem public shares such that your net tangible assets would be less than $5,000,001 either prior to or upon consummation of your initial business combination.

Response to Comment 2

The Company acknowledges the Staff’s comment and has revised the risk factor accordingly. Please see page 67.

The new 1% federal excise tax, page 87

3.	Please revise the disclosure in this risk factor regarding the excise tax to clarify, if true, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. We note the definition of permitted withdrawals from the trust account appears to include amounts withdrawn to pay your taxes.

Response to Comment 3

The Company acknowledges the Staff’s comment and has revised the risk factor to reflect that proceeds placed in the trust account and the interest earned thereon shall not be used to pay the excise tax. Please see page 91.

Capitalization, page 98

4.	Please revise the line caption in the capitalization table to disclose 25 million Class A ordinary shares as subject to redemption on an “as adjusted” basis or advise.

Response to Comment 4

The Company acknowledges the Staff’s comment and has revised the capitalization table accordingly. Please see page 101.

Management, page 137

5.	Please disclose the periods during which Mr. Meghji has served with each of the entities in this section. Refer to Item 401(e) of Regulation S-K.

Response to Comment 5

The Company acknowledges the Staff’s comment and has revised the disclosure to include the relevant periods. Please see pages 4, 5, 110 and 140.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo, Esq.

cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
David A. Huntington

M3-Brigade Acquisition V Corp.
Mohsin Meghji
Charles Garner
Matthew Perkal

Ellenoff Grossman & Schole LLP
Douglas Ellenoff
Stuart Neuhauser

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